EXHIBIT 99.2

ITEM 7 INFORMATION

     The securities being reported on by Mr. FANG Shin as a control person are owned indirectly through three separate entities:

     (1) eGarden I, a Caymans Islands company, which owns 53,245,080 shares, or 3.9%, of KongZhong ordinary shares. Luzon Investments Ltd., a Channel Islands company, owns 50% of eGarden I and Mr. Fang owns 100% of Luzon Investments.

     (2) Calver Investments Ltd., a Channel Islands company, owns 21,924,440 shares, or 1.6%, of KongZhong ordinary shares. Mr. Fang owns 100% of Calver Investments.

     (3) eGarden Ventures Hong Kong Ltd., a Hong Kong S.A.R. company, owns 3,132,080 shares, or 0.2%, of KongZhong ordinary shares. eGardens Ventures Ltd., a British Virgin Islands company, owns 100% of eGarden Ventures Hong Kong, and Mr. Fang owns 50% of eGarden Ventures Ltd.

Page 7 of 7 pages